Mail Stop 3561

November 24, 2009

Via Fax & U.S. Mail

Mr. Robert H. Cooper
Chief Financial Officer
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

> **Re:** **Republic Airways Holdings Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-49697**

Dear Mr. Cooper:

We have reviewed your response letter dated October 30, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

Notes to the Consolidated Financial Statements

1. Please revise your goodwill disclosure in future filings to include the disclosures required of paragraph 805-30-30-11 of the FASB Accounting Standards Codification.

Note 1. Organization and Business, page 6
Mokulele Airlines, page 8

2. We note that during October 2009 you entered into an agreement with Mesa Air Group to form Mo-Go, pursuant to which Mesa will own 75% of Mo-Go and the former shareholders, including Republic will own the remaining 25%. Further, as a result of the agreement, you will deconsolidate Mokulele and account for the investment in Mo-Go under the equity method of accounting in the fourth quarter of 2009. In this regard, please explain to us in greater detail the nature and terms of the agreement with Mesa Air Group, including the consideration that was exchanged for the reduction in your ownership interest in Mokulele from 89% to 25%. Further, please tell us why you believe it is appropriate to deconsolidate Mokulele beginning in the fourth quarter of 2009 and provide us with the accounting guidance you relied upon which supports the basis for your conclusions.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(317) 484-4545